THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

June 9, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Wednesday, June 7, 2006 on Post-Effective Amendment No. 64 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the Iron Market Opportunity Fund (the “Opportunity Fund”) and Iron Strategic Income Fund (the “Strategic Fund” and with the Opportunity Fund, the “Funds”). Our responses to your comments are set forth below.

Prospectus

Comment: In the section, “Principal Strategies” with respect to the Strategic Allocation Fund, clarify the circumstance under which the Fund’s investment adviser will elect to purchase investment grade securities rather than high yield debt securities for the Fund’s portfolio.

Response: We have revised the second paragraph under the section “Principal Strategies”

If the adviser concludes that the risk/reward relationship is unfavorable in the fixed income markets generally, or the high yield fixed income market in particular, the adviser will take measures to limit the Fund’s exposure to these markets.  In order to do so the Fund may use many strategies, including but not limited to: (1) sell portfolio securities and increase its cash position or (2) hedge its exposure to the fixed income or high yield markets through the use of derivatives. In addition, if the adviser determines the overall fixed income market to be attractive but the high yield market to be unattractive due to tight spreads or for any other reason and thus subsequently sells portfolio securities as described above, in lieu of increasing the Fund’s cash position it may use some or all of the proceeds to purchase investment grade debt securities and/or fixed income derivatives.

Comment: We believe the next to last sentence in Paragraph 6 under “Principal Strategies” of the same Fund should read “....to establish a position in the fixed income securities market...”, rather than the “derivatives market.” Correct the typo accordingly.

Response: As requested, we have corrected the typo.

Statement of Additional Information

Comment: In the section “Fundamental Investment Limitations,” clarify that only the Opportunity Fund is diversified, and that the Strategic Fund is non-diversified.

Response: As requested, we have revised the fundamental investment limitation with respect to diversification as follows.

8. Diversification. The Market Opportunity Fund will invest in the securities of any issuer if, immediately after such investment, less than 75% of the total assets of the Market Opportunity Fund will be invested in cash and cash items (including receivables), Government securities, securities of other investment companies, or other securities for the purposes of this calculation limited in respect of any one issuer to an amount (determined immediately after the latest acquisition of securities of the issuer) not greater in value than 5% of the total assets of the Market Opportunity Fund and to not more than 10% of the outstanding voting securities of such issuer.

Comment: Disclose that the Fund has adopted an anti-money laundering program, and state whether the Fund has appointed a compliance officer to oversee such program..

Response: As requested, we have added the following disclosure to the Fund’s Statement of Additional Information:

Anti-Money Laundering Compliance Program

Customer identification and verification is part of each Fund’s overall obligation to prevent money laundering under federal law. The Trust has, on behalf of the Funds, adopted an anti-money laundering compliance program designed to prevent the Funds from being used for money laundering or financing of terrorist activities (the “AML Compliance Program”). The Trust has delegated the responsibility to implement the AML Compliance Program to the Funds’ transfer agent, Unified Fund Services, Inc., subject to oversight by the Trust’s Chief Compliance Officer and, ultimately, by the Board of Trustees.

When you open an account with a Fund, the Fund’s transfer agent will request that you provide your name, physical address, date of birth, Social Security number or tax identification number. You may also be asked for other information that, in the transfer agent’s discretion, will allow the Fund to verify your identity. Entities are also required to provide additional documentation. This information will be verified to ensure the identity of all of persons opening an account with the Funds. Each Fund reserves the right to (i) refuse, cancel or rescind any purchase or exchange order, (ii) freeze any account and/or suspend account activities, or (iii) involuntarily redeem your account in cases of threatening conduct or suspected fraudulent or illegal activity. These actions will be taken when, in the sole discretion of the Funds’ transfer agent, they are deemed to be in the best interest of a Fund, or in cases where the Fund is requested or compelled to do so by governmental or law enforcement authority.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please advise and we will further revise. Please call me at 314-552-6077 if you have any questions relating to this letter.

Exhibit A

In connection with post-effective amendment no. 64 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, Iron Market Opportunity Fund (the “Opportunity Fund”) and Iron Strategic Income Fund (collectively, the “Funds”), the undersigned hereby states as follows:

1.	Each Fund acknowledges that all disclosures contained in the registration statement about the Fund are the responsibility of the Fund;

2.

Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:  /s/ Heather A. Barnes, Secretary